UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19 )*

THE HALLWOOD GROUP INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per Share

(Title of Class of Securities)

406364 30 7

(CUSIP Number)

Anthony J. Gumbiner

3710 Rawlins, Suite 1500

Dallas, Texas 75219

Copy to:

W. Alan Kailer, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202-2799

(214) 468-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364 30 7

(1)	Names of Reporting Persons. Hallwood Trust
(2)	Check the Appropriate Box if a Member of a Group. (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions). WC
(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization. Island of Jersey, Channel Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power. 0
	(8)	Shared Voting Power. 1,001,575 shares of common stock
	(9)	Sole Dispositive Power. 0
	(10)	Shared Dispositive Power. 1,001,575 shares of common stock
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 1,001,575 shares of common stock
(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 65.7%
(14)	Type Of Reporting Person (See Instructions) CO

CUSIP No. 406364 30 7

(1)	Names of Reporting Persons. Anthony Joseph Gumbiner
(2)	Check the Appropriate Box if a Member of a Group. (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions). PF
(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization. Great Britain
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power. 0
	(8)	Shared Voting Power. 1,001,575 shares of common stock
	(9)	Sole Dispositive Power. 0
	(10)	Shared Dispositive Power. 1,001,575 shares of common stock
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 1,001,575 shares of common stock
(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent Of Class Represented By Amount In Row (11) 65.7%
(14)	Type Of Reporting Person (See Instructions) IN

Schedule 13D

This Amendment No. 19 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”), filed by Hallwood Trust (formerly the Alpha Trust), a trust formed under the laws of the Island of Jersey, Channel Islands (the “Trust”), and Anthony J. Gumbiner, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material changes” means no material changes to the response contained in the Schedule 13D previously filed.

Item 1. Security and Issuer.

This Amendment No. 19 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the “Shares”), of The Hallwood Group Incorporated, a Delaware corporation (the “Company”), and amends and supplements all information contained in the Schedule 13D.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration

No material changes.

Item 4. Purpose of the Transaction

Item 4(a)—(j) is amended to include the following:

The Reporting Persons previously filed Amendment No. 18 to the Schedule 13D.

On July 11, 2013, the Company, Hallwood Financial and Merger Sub entered into an Amendment to Agreement and Plan of Merger (the “Amendment”). Pursuant to the Merger Agreement, as amended by the Amendment, the Company does not have any obligation to file the Proxy Statement (as defined in the Merger Agreement) and no party has the obligation to file Schedule 13E-3 (as defined in the Merger Agreement), prior to October 31, 2013. The Amendment also changed the form of Exhibit A to the Merger Agreement to reflect that the name of the surviving corporation after the effective date of the Merger will be The Hallwood Group Incorporated. All other provisions of the Merger Agreement remain in effect.

This summary above does not purport to be complete and is qualified in its entirety by the Amendment attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

No material changes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is amended to include the following:

The description of the Amendment in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to include the following:

Exhibit 1	Amendment to Agreement and Plan of Merger, dated July 11, 2013, by and among Hallwood Financial Limited, HFL Merger Corporation and The Hallwood Group Incorporated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLWOOD TRUST

By:	Hallwood Company Limited, Trustee

By:	/s/ Anthony J. Gumbiner
Name:	Anthony J. Gumbiner
Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner

Date: July 12, 2013